# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Republic Power Group Ltd, CIK 0001912884
CUSIP: G7523E113
Title of class of securities: Class A Ordinary Shares, par value US$0.000625
Address of issuer's principal executive offices: #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore, Singapore (U0), 569874
Date of event which requires filing of this statement: 02/24/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000718856

## Reporting persons
- CETERA WEALTH SERVICES, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 1,173,454; shared voting power 0; sole dispositive power 1,173,454; shared dispositive power 0; aggregate amount beneficially owned 1,173,454 (37.83% of the class)
  Comment: Numbers in Rows (5), (7) & (9) represent the voting power of 1,173,454 class A ordinary shares, par value of US$0.000625 per share (the "Class A Ordinary Shares"), directly held by Cetera wealth Services, LLC. Each Class A Ordinary Share is entitled to one (1) vote.
  
  The beneficial ownership percentage in Row (11) is calculated based on 3,101,250 Class A Ordinary Shares of Republic Power Group Ltd issued and outstanding as of February 24, 2026.

## Item 1. Issuer
Name of issuer: Republic Power Group Ltd
Address of issuer's principal executive offices: #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore, Singapore, 569874

## Item 2. Person Filing
Name of person filing: Cetera Wealth Services, LLC
Address of principal business office or, if none, residence:
2301 Rosecrans Ave., Suite 5100
El Segundo, CA 90245
Citizenship: Cetera Wealth Services, LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: 1,173,454
Percent of class: 6.8
Sole power to vote or to direct the vote: 1,173,454
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,173,454
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CETERA WEALTH SERVICES, LLC: /s/ David Van Havermaat, CETERA WEALTH SERVICES, LLC (03/06/2026)